Filed by Altra Industrial Motion Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Altra Industrial Motion Corp
(Commission File No. 001-33209)

1.	What was announced today?

•	Today, we announced that Altra Industrial Motion Corp. will combine with four operating companies from Fortive’s Automation and Specialty (Fortive A&S) platform in an approximately $3.0 billion cash and stock transaction.

•	This is a transformational move for Altra that will create a focused global leader in the power transmission and motion control industry. The combined company will be a global business with expected sales of approximately $1.8 billion and 52 manufacturing facilities, over 25 engineering/service centers and approximately 9,300 employees worldwide.

2.	Who is Fortive A&S?

•	Fortive A&S is a leader in motion control solutions. You may already be familiar with its market leading brands, including Kollmorgen, Thomson, Portescap and Jacobs Vehicle Systems (JVS).

•	Fortive A&S’s engineered servo, direct drive and specialty miniature motor technology, along with precision linear automation products and solutions, are highly complementary to our leading power transmission line-up and strong mechanical and electronic capabilities.

•	Importantly, both of our companies have cultures focused on strong operating performance and continuous improvement, with reputations for deep customer engagement.

3.	Why is Altra combining with Fortive A&S?

•	This combination creates a focused global leader in the power transmission and motion control industry and is an important next step in our strategy to accelerate growth and build value.

•	With Fortive A&S, Altra will gain exposure to industries with attractive secular growth dynamics, including the medical, robotics, factory automation and food and beverage industries.

•	We are also excited to extend our industry leading position in braking technology to an entire new segment of the market with JVS’s global offering of engine compression brakes and related products designed for use on heavy duty trucks.

•	With our similar philosophies and global presence, we expect to advance our capabilities across the technological spectrum and support entry into higher-growth, higher-margin markets.

4.	What does this mean for me? What are the benefits of this transaction for Altra employees? Will there be any changes in staffing as a result of the combination?

•	This combination is in large part about diversification and growth.

•	Together, Altra and Fortive A&S will be a truly global business with an expanded presence across the technological spectrum.

•	As part of a larger and more diversified company, we expect that employees will benefit from exciting new opportunities, including enhanced training and personal development opportunities.

•	Our businesses are highly complementary and as a result, we do not anticipate any impact from the integration on the vast majority of Altra employees, including our design, product and functional teams.

•	The innovative talent and contributions of our employees have enabled Altra’s progress over the years, and looking ahead, employees will continue to be the ultimate driver of the combined company’s success.

5.	Will there be any changes to employee compensation, benefits and plans?

•	Until the transaction closes, Altra and Fortive A&S will continue to operate as separate, independent businesses and there will be no changes to benefits and compensation.

•	We do not expect any changes to Altra’s benefits and compensation programs as a direct result of this transaction.

6.	Where will the company be headquartered and who will lead it?

•	The combined company’s headquarters will be in Braintree, Massachusetts.

•	Altra Chairman and CEO, Carl Christenson, along with our CFO, Christian Storch, will continue to lead the combined company.

•	We will be expanding our senior management team to include both Altra and Fortive A&S employees.

7.	When will the transaction be completed and what can employees expect between now and then?

•	We anticipate closing the transaction by end of the year.

•	Until that time, Altra and Fortive A&S will continue to operate as separate, independent businesses.

•	That means that it is business as usual for all of us.

•	We will rely on you, as we always have, to continue striving for Operational Excellence and providing our customers with the same outstanding service and innovative products and solutions they have come to expect with us.

8.	What is required in order to close the transaction?

•	A portion of the transaction is structured in a form called a Reverse Morris Trust, under which Fortive will go through a process to separate the Fortive A&S business prior to combining it with Altra.

•	As part of this process, we will need to obtain certain regulatory approvals, tax authority rulings and the approval of Altra shareholders.

9.	What are the integration plans?

•	We will shortly begin pulling together a transition team made up of employees of both companies, which will make the post-closing integration as efficient as possible.

•	Over the next days and weeks, we will be communicating more about that team as it moves into high gear to develop the integration plan.

•	We have a long track record of successfully integrating strategic acquisitions, and we are confident that this transition will be seamless.

10.	How will this combination affect our relationships with our customers?

•	Our customers can still expect the same outstanding service and innovative products and solutions that they have come to expect.

•	Once the transaction has closed, we will be able to provide a broader suite of solutions to a larger customer base across all markets, meeting their most complex product challenges.

11.	What should I say if I’m asked about this transaction?

•	Please remember that at times like this it is critically important to understand and abide by the requirements of Altra’s Insider Trading and Publicity Policy.

•	Please forward all inquiries from members of the media or investors to Christian Storch, Craig Schuele or Glenn Deegan who will respond on the Company’s behalf.

12.	Who can I contact if I have more questions?

•	As we move through this process, we will do our best to keep you informed.

•	If you have any questions, please do not hesitate to reach out to your manager of division leader.

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Altra’s current estimates, expectations and projections about Altra’s and the Fortive Automation and Specialty business’s (“Fortive A&S”) future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the proposed acquisition of Fortive A&S, the benefits and synergies of the proposed transaction, future opportunities for Altra, Fortive A&S and the combined company, and any other statements regarding Altra’s, Fortive A&S’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward-looking statements are based upon information currently available to Altra and are subject to a number of risks, uncertainties, and other factors that could cause Altra’s, Fortive A&S’s or the combined company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause Altra’s, Fortive A&S’s or the combined company’s actual results to differ materially from the results referred to in the forward-looking statements Altra makes in this communication include: the possibility that the conditions to the consummation of the transaction will not be satisfied; failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals; the ability to obtain the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; the possibility that Altra may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate Fortive A&S; expected or targeted future financial and operating performance and results; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintain relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; failure to consummate or delay in consummating the transaction for other reasons; Altra’s ability to retain key executives and employees; slowdowns or downturns in economic conditions generally and in the market for advanced network and service assurance solutions specifically, Altra’s relationships with strategic partners, dependence upon broad-based acceptance of Altra’s network performance management solutions, the presence of competitors with greater financial resources than Altra and their strategic response to our products; the ability of Altra to successfully integrate the merged assets and the associated technology and achieve operational efficiencies; and the integration of Fortive A&S being more difficult, time-consuming or costly than expected. For a more detailed description of the risk factors associated with Altra, please refer to Altra’s Annual Report on Form 10-K for the fiscal year ended December, 31 2017 on file with the Securities and Exchange Commission. Altra assumes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock in connection with the proposed transaction. Altra’s registration statement will also include a proxy statement and prospectus relating to the proposed transaction. Fortive shareholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and other documents (when they are available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917 0527.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on March 24, 2017.